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                          April 14, 2023

       John Morberg
       Chief Financial Officer
       Lifecore Biomedical, Inc.
       3515 Lyman Boulevard
       Chaska, Minnesota 55318

                                                        Re: Lifecore
Biomedical, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 6, 2023
                                                            File No. 333-271176

       Dear John Morberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Darren Guttenberg